

June 21, 2011

Via E-mail
Suzanne S. DeFerie
Chief Executive Officer
ASB Bancorp, Inc.
11 Church Street
Asheville, NC 28801

> **Re: ASB Bancorp, Inc.**
> **Registration Statement on Form S-1**
> **Filed May 26, 2011**
> **File No. 333-174527**

Dear Ms. DeFerie:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Reasons for the Conversion and Offering, page 6

1.   This discussion seems generic. Please revise to specifically address your current situation and the reasons why your board of directors has approved the plan of conversion. In addition, please specifically discuss the following with respect to the bullets that are currently presented:

- Why you believe the stock holding company structure will make your stock more appealing to investors and whether your current structure has actually hampered your ability to access the capital markets.

- Exactly what regulatory uncertainties the conversion will eliminate.

- Whether your current structure has actually impeded your ability to make acquisitions.

Benefits of the Offering to Management, page 6

2.   Please revise here, and elsewhere as appropriate, to more specifically describe when you intend to implement the new stock option and stock recognition and retirement plans, instead of saying "no earlier than six months after completion of the conversion."

How We Will Use the Proceeds… page 11

3.   Revise to add disclosure as to why you will retain over $20 million at the holding company by indicating whether you have any current intentions, arrangements, understandings or agreements to repurchase shares or pay dividends and briefly describe the types of securities you might buy. In addition, briefly discuss the impact on your capital ratios by retaining $20 million at the holding company.

Risk Factors

Risk Related to Our Business

Significant loan losses could require us to increase our allowance for loan losses through a charge to earnings, page 13

4.   Please ensure that each of your risk factor subheadings adequately describes the specific risk to the company or investors that you discuss in the text. In this regard, we note your statement that "[o]ur allowance for loan losses at March 31, 2011 may not be sufficient to cover future loan losses. Please tell us what consideration you gave to including this language in the risk factor subheading. Please also consider including the specific unemployment rates in North Carolina in the risk factor subheading on page 14 titled "[a] continuation or worsening of national and local economic conditions …" and the specific percentages of investment and mortgage-backed securities you consider a credit-risk in the risk factor subheading on page 16 titled "[w]e may have credit risk in our investment and mortgage-backed securities portfolio."

Selected Consolidated Financial and Other Data, page 22

5.   We note your disclosure on page 23 that at or for the year ended December 31, 2009, the allowance for loan losses as a percent of non-performing loans, non-performing loans as a percent of total loans and non-performing assets as a percent of total assets were 39.90%, 3.77% and 3.50%, respectively. We also note your disclosure on pages 66 and 71 that these ratios were 54.23%, 2.77% and 2.71%, respectively, at or for the year ended December 31, 2009. Please tell us the reasons for these differences and revise as necessary.

Lending Activities

One-to Four-Family Residential Loans, page 38

6.   Please revise the generalized statements regarding the company's lending practices (e.g.,
        "[w]e generally do not make owner occupied one- to four-family residential real estate
        loans with loan-to-value ratios exceeding 95%" and "we generally do not make non-
        owner occupied one- to four-family residential real estate loans with loan-to-value ratios
        exceeding 80%") to specify the circumstances under which exceptions would apply to
        such practices.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Analysis of Non-performing and Classified Assets, page 65

7.   We note your disclosure on page 62 that the increase in the provision was necessary to
        replenish the allowance for loan losses that was depleted due to $18.7 million in net
        charge-offs of non-performing loans in 2010, as well as management's efforts to increase
        the allowance for loan losses in response to continued elevated levels of non-performing
        loans, which increased from $3.6 million at December 31, 2008 to $16.6 million and
        $13.4 million at December 31, 2009 and 2010, respectively.   In order to provide
        transparent disclosure surrounding the increase in non-performing loans, net charge-offs,
        and the provision for loan losses, please revise to provide the following information:
        • Discuss whether the increase in non-performing loans and / or net charge-offs relates
          to a few large credit relationships, several small credit relationships or both; and
        • If a few large credit relationships make up a significant portion of your non-
          performing loans and / or net charge-offs, discuss those relationships in detail,
          including:
            o The amount of total credit exposure outstanding as of each balance sheet date;
            o General information about the borrower (i.e., residential homebuilder,
              commercial or residential land developer, etc.);
            o The type of collateral securing the loan;
            o Loan origination date, amount and classification;
            o Specific triggering events or specific circumstances (by date) which resulted
              in changes to loan classification, provision for loan losses and / or charge-off;
            o The amount of the allowance allocated to the credit relationship and / or
              amount of the charge-off associated with the credit relationship as of each
              balance sheet date;
            o The dates of recent appraisals associated with the credit relationship, if
              applicable, including a discussion of the findings associated with each
              appraisal or alternative fair value determination and how they were used in
              determining the loan loss provision amounts, partial and / or full charge-offs;
            o Why management believes the allowance for loan losses associated with these
              particular credit relationships is adequate to provide for losses that have been
              incurred; and

        o   Any other pertinent information deemed necessary to understand your review of and related accounting for these loans.

8.   We note your disclosure on page 67 that the decrease in troubled debt restructurings (TDR) during the three months ended March 31, 2011 was primarily the result of fewer restructured loans during the period and loans meeting the criteria to no longer be considered restructured. It appears from your disclosure that you are re-designating your restructured loans (i.e., removing them from TDR status). Please tell us if this is true and if so, provide us with the authoritative literature you have used to support your accounting treatment to remove these loans from TDR status as opposed to the loan remaining a TDR until the loan is paid off. In addition, please revise your disclosure to clarify your policy for classifying TDRs as impaired for accounting and reporting purposes in the period of restructuring *and* in periods subsequent to the restructuring.

9.   As a related matter, we note your disclosure on page F-11 that restructured loans are returned to accruing status when all principal and interest amounts contractually due are brought current and concern no longer exists as to the future collectability of principal and interest. Please revise your disclosure to clarify whether these restructured loans must perform according to the modified terms for a specific period of time before returning to accruing (i.e., performing) status.

Liquidity Management, page 73

10.   Please revise to discuss liquidity on both a long- and short-term basis. Refer to Instruction 5 to Item 303(a) of Regulation S-K.

Our Management

Executive Officers, page 78

11.   Please provide the full five-year business experience for Mr. Kozak as required by Item 401(e) of Regulation S-K.

Regulation and Supervision, page 99

12.   You may not qualify this discussion by reference to the actual statutes and regulations. Revise to eliminate the qualification and indicate that all material information is discussed.

How We Determined the Offering Range and the $10.00 Per Share Purchase Price, page 123

13.   Please revise this section to clarify that Feldman Financial has not received any other compensation from you in the past three years.

14.   Please revise the table on this page to specifically list the peer group companies that Feldman used for comparison in the appraisal. Also list the peer group companies in the summary.

15.   Revise to disclose how the peer group was selected, i.e., what criteria was used.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Summary of Significant Accounting Policies

Loans, page F-9

16.   Please refer to ASC 310-10-50-11B(b) and revise your disclosure to describe your policy
        for charging off uncollectible financing receivables by loan portfolio segment.
        Specifically explain how you determine that the uncollectibility of a loan balance is
        confirmed. Also:

        •   Disclose whether you charge-off a loan after the loan is a certain number of days
            delinquent;

        •   Disclose whether you charge-off a portion of nonperforming and impaired loans and
            whether you have revised these policies during any of the periods presented;

        •   Discuss the triggering events or other facts and circumstances that impact your
            decision to charge-off a portion of a loan as compared to recording a specific or
            general reserve; and

        •   Quantify the amount of nonperforming and impaired loans at each period end for
            which you have recorded partial charge-offs and quantify the amount of the partial
            charge-offs recorded for each period.

Allowance for Loan Losses, page F-9

17.   Please revise to explicitly disclose your policy for determining which loans are
        individually assessed for impairment. Refer to ASC 310-10-50-15(d).

Exhibits and Financial Statement Schedules

(a) List of Exhibits, page II-3

18.   Please file any outstanding exhibits with your next amendment as we will need sufficient
        time to review them prior to any desired effective date.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Benjamin Phippen, Staff Accountant, at (202) 551-3697, if you have any questions regarding comments on the financial statements and related matters. If you have additional comments regarding financial matters, you may contact Amit Pande, Accounting Branch Chief, at (202) 551-3423. Please address questions regarding all other comments to Michael F. Johnson, Staff Attorney, at (202) 551-3477 or, if you thereafter need further assistance, to me at (202) 551-3434.

Sincerely,

/s/ Michael R. Clampitt

Michael R. Clampitt
Senior Attorney